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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549





                                     FORM 12B-25

                             NOTIFICATION OF LATE FILING

                                                      SEC File Number: 000-24388
                                                         CUSIP Number: 562751107

    (Check one):        /X/ Form 10-K and Form 10-KSB   / / Form 11-K
    / / Form 20-F       / / Form 10-Q and Form 10-QSB   / / Form N-SAR

    For Period Ended              December 31, 1996
                     ----------------------------------------------------------
/ /  Transition Report on Form 10-K
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q
/ /  Transition Report on Form N-SAR

    For the Transition Period Ended
                                       ----------------------------------------
    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------

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                                        PART I
                                REGISTRANT INFORMATION

    Full Name of Registrant   MANHATTAN BAGEL COMPANY, INC.
                            ---------------------------------------------------
    Former Name if Applicable

                                246 Industrial Way West
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              Address of Principal Executive Office (STREET AND NUMBER)

                              Eatontown, New Jersey 07724
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                               City, State and Zip Code


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                                       PART II
                               RULES 12B-25(B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                       PART III
                                      NARRATIVE

    State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

    Manhattan Bagel Company, Inc. ("Registrant") recently hired a new chief financial officer ("CFO") who began work at the Registrant on March 5, 1997. The CFO has been familiarizing himself with the finances and operations of the Registrant but had not had sufficient time to complete his review in order for the Company to complete the financial and other information required in the Form 10-KSB. Consequently, the Registrant is unable to file its Form 10-KSB for the period ended December 31, 1996 within the prescribed time period without unreasonable effort or expense.

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                                       PART IV
                                  OTHER INFORMATION


    (1) Name and telephone number of person to contact in regard to this notification.
``
         James O'Connor                         908             544-0155
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         (Name)                             (Area Code)    (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                /X/ Yes   / / No


    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                /X/ Yes   / / No


    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Registrant expects to report a loss of $7.5 million, or $1.02 per share, for the year ended December 31, 1996 compared to net income of $1.6 million, or $0.28 per share, for the year ended December 31, 1995. The Registrant announced its results of operations on March 31, 1997 for the three months and year ended December 31, 1996 as follows:


                                         Three Months Ended Dec. 31                 Years Ended Dec. 31
                                                (Unaudited)                               (Audited)

                                1996            1995              % Change         1996             1995          % Change
                            -----------------------------------------------------------------------------------------------

Revenues(1)                 $8,779,951       $6,406,760              +37.2       $36,892,461        $22,166,606       +66.4

Net Income (loss)(1)       ($5,947,807)      $  710,606               --         ($7,480,662)        $1,620,996         --


Income (loss) Per Share          (0.80)            0.11                                (1.02)             0.28


Weighted average
number of shares             7,454,342        5,692,311                            7,358,721         5,692,311
outstanding



1. Results for 1995 have been restated to reflect the pooling-of-interests with Specialty Bakeries, Inc.



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                             MANHATTAN BAGEL COMPANY, INC.
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                     (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 31, 1997             By: s/Jack Grumet
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                                          Jack Grumet, Chief Executive Officer


         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                      ATTENTION


    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (SEE 18 U.S.C. 1001).


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